UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 3, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Elevate Credit, Inc.

File No. 333-207888 - CF#36455
_____

Elevate Credit, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1filed on November 9, 2015, as amended.

Based on representations by Elevate Credit, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.5	through July 1, 2023
Exhibit 10.6	through July 1, 2023
Exhibit 10.11	through July 1, 2023
Exhibit 10.76	through July 1, 2023
Exhibit 99.1	through July 1, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary